Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is an FAQ from Sandra A. Melillo, Senior Vice President of The Merchant’s Bank and Trust Company (“Merchants”) to employees of Merchants, the wholly-owned subsidiary of MBT Bancorp, regarding the proposed merger transaction between MainSource Financial Group, Inc. and MBT Bancorp.

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From:	Sandra A. Melillo
To:	All Employees
Subject:	Q&A #4

All:

Here are more answers to your questions:

Q:  After I am displaced, I want to move my HSA account elsewhere.  How will I do that without it being classified as a distribution?

A:   If you are no longer employed after the closing by Merchant’s Bank and you would like to move your HSA to a new financial institution other than MSB, you may simply transfer the funds to another checking account.

•                  Ask the new financial institution for a “Request for Transfer” form.  This form will be signed by you and given to Merchants Bank/MainSource.  In this case we will simply send a check on your behalf payable to the new institution for benefit (FBO) of your HSA.  Since the transfer is from one financial institution to another,  there is nothing to report to the IRS.

•                  Another option is a rollover.  You can simply write a check from your current HSA and deposit it into your new HSA.  Be sure the new financial institution knows the deposit is a rollover, in order to report the transaction correctly to the IRS.  The date of the rollover deposit must be within 60 days of the date on the check.

Q:  I will be displaced and I currently have medical coverage through MBT.  What is the termination date of my coverage?

A:  You will have coverage through the last day of the month in which the closing occurs.  Beginning on the 1st of the following month, you may elect COBRA for up to 18 months.

Q:  What are some “good news” selling points when a customer asks me about the MSB transaction?

A:  Here are several bullet points:

•                  I’m excited to be part of a bigger bank and they have more products to offer to our customers

•                  All six of our branches are remaining essentially unchanged and our customers will still be dealing with employees they are accustomed to

•                  They are a community bank very similar to MBT and share the sense of urgency when it comes to customer needs

•                  Customers can still call the branches directly and have access to familiar employees

•                  Many of their upper management members are from the Cincinnati area and understand the markets we serve

•                  They have more than 75 branches allowing our customers a broader network of branches to access

•                  The size of MSB eliminates some of our previous lending concentration issues.  Instead of being focused on the Greater Cincinnati area, we’ll now be able to offer our customers the same products and services throughout all of Indiana and Kentucky, part of Illinois, and a much larger area of Ohio

•                  Customers will be able to take a picture of a check with their smart phone and easily make the deposit using the mobile banking app

•                  MainSource is part of the Allpoint ATM network, available in almost any Kroger, Walgreens, or gas station

•                  There are now more ATMs including Smart ATMs and some with video conferencing

•                  They are publicly traded making the stock more easy to buy or sell

•                  I am excited that MainSource is also committed to community involvement

•                  They are also an Indiana bank headquartered in Greensburg

•                  They have “Best Friends Checking” for the over 50 crowd that includes TRAVEL opportunities

•                  MSB has experience with conversions and have worked hard to make the transition as seamless as possible

•                  I’m excited to be part of a bigger bank where there are more opportunities for my career, training and more people with varied experiences to learn from

•                  They have worked hard to retain as many employees as possible even relocating people to the Greensburg area

•                  My interactions with the employees of MSB have been good

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Additional Information for Investors and Shareholders

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements
 This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource, MBT or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MainSource nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MainSource and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MainSource’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management’s determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MainSource’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MainSource’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings.